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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                META GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    591002100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 STEPHEN P. WINK
                          Secretary and General Counsel
                           FIRST ALBANY COMPANIES INC.
                              30 South Pearl Street
                           Albany, New York 12207-1599
                                 (518) 447-8500

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  JUNE 15, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   1   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        First Albany Companies Inc.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE            (a) |X|
        INSTRUCTIONS)                                                    (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        First Albany Companies Inc. is organized under the laws of the State of New York

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                853,924
       NUMBER OF
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 853,924
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        853,924

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

--------------------------------------------------------------------------------


                               Page 2 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   3   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        First Albany Corporation
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE            (a) |X|
        INSTRUCTIONS)                                                    (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        First Albany Corporation is organized under the laws of the State of New York

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                853,924
       NUMBER OF
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 853,924
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        853,924

--------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO

--------------------------------------------------------------------------------


                               Page 3 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   4   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        George C. McNamee
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE            (a) |X|
        INSTRUCTIONS)                                                    (b) |_|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                45,000
       NUMBER OF
                          ------------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                853,924
                          ------------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 45,000
                          ------------------------------------------------------
          WITH             10   SHARED DISPOSITIVE POWER

                                853,924
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        898,924

--------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.6%

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

--------------------------------------------------------------------------------


                               Page 4 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   5   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                                  SCHEDULE 13D

Item 1.           SECURITY AND ISSUER:

                  This statement relates to shares of common stock, $.01 par value per share (the "Common Stock), of META Group, Inc., a Delaware corporation (the "Corporation").

                  The principal executive offices of the Corporation are located at 208 Harbor Drive, Stamford, Connecticut 06912-0061.

Item 2.           IDENTITY AND BACKGROUND:

                  This statement is being filed by First Albany Companies Inc. ("FAC"), First Albany Corporation ("First Albany") and George
                  C. McNamee.

                  FAC and First Albany are organized under the laws of the State of New York. FAC is a holding company that, through its principal wholly-owned subsidiary, First Albany, is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional and individual investors. The address of FAC's and First Albany's principal business and principal office is 30 South Pearl Street, Albany, New York 12207-1559.

                  The business address of George C. McNamee is c/o First Albany Companies Inc, 30 South Pearl Street, Albany, New York 12207-1559. George C. McNamee is FAC's Chairman of the Board of Directors and Co-Chief Executive Officer. He conducts his duties at the principal office of FAC at 30 South Pearl Street, Albany, New York 12207-1559. George C. McNamee is a citizen of the United States of America.

                  During the last five years, neither FAC, First Albany nor George C. McNamee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, neither FAC, First Albany nor George C. McNamee has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it or he, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  The Common Stock Purchase and Sale Agreement (the "Agreement") dated as of June 15, 2001 by and among the Corporation, First Albany and certain other purchasers named in Exhibit A thereto (collectively, the "Purchasers") contemplates a closing on June 28, 2001 (the "Closing"). The Closing involves a cash purchase by First Albany of 719,424 shares of Common Stock for a purchase price of $1,999,998.72.


                               Page 5 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   6   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                  First Albany's funds come from working capital and not from borrowed funds.

Item 4.           PURPOSE OF TRANSACTION:

                  First Albany acquired the Corporation's securities for investment purposes. Depending on market conditions, First Albany's continuing evaluation of the business and prospects of the Corporation and other factors, First Albany may dispose of or acquire additional securities of the Corporation. Neither FAC, First Albany nor George C. McNamee has any present plans that would result in:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Act; or

                  (j)   Any action similar to any of those enumerated above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER:

                  (a) FAC beneficially owns 853,924 shares of Common Stock (which includes (i) 134,500 shares of Common Stock owned by First Albany and (ii) 719,424 shares of Common Stock issuable to First Albany at the Closing). As such, FAC beneficially owns approximately


                               Page 6 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   7   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                        7.3% of the Corporation's share capital, based on 11,041,093 shares of outstanding Common Stock as of May 7, 2001, as disclosed in the Corporation's most recently available filing containing such information, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                        First Albany beneficially owns 853,924 shares of Common Stock (which includes (i) 134,500 shares of Common Stock owned by First Albany and (ii) 719,424 shares of Common Stock issuable to First Albany at the Closing). As such, First Albany beneficially owns approximately 7.3% of the Corporation's share capital, based on 11,041,093 shares of outstanding Common Stock as of May 7, 2001, as disclosed in the Corporation's most recently available filing containing such information, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                        George C. McNamee beneficially owns 898,924 shares of Common Stock (which includes (i) 45,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of June 15, 2001, (ii) 134,500 shares of Common Stock owned by First Albany and (iii) 719,424 shares of Common Stock issuable to First Albany at the Closing). As such, George C. McNamee beneficially owns approximately 7.6% of the Corporation's share capital, based on 11,041,093 shares of outstanding Common Stock as of May 7, 2001, as disclosed in the Corporation's most recently available filing containing such information, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                  (b) FAC has sole voting power and sole dispositive power over 853,924 shares of Common Stock.

                        First Albany has sole voting power and sole dispositive power over 853,924 shares of Common Stock.

                        George C. McNamee has sole voting power and sole dispositive power over 45,000 shares of Common Stock. George C. McNamee shares voting power and dispositive power over 853,924 shares of Common Stock with FAC and First Albany (see Item 2).

                  (c) Pursuant to the Agreement dated as of June 15, 2001 by and among the Corporation, First Albany and certain other purchasers named in Exhibit A thereto, First Albany will acquire, at the Closing to occur on June 28, 2001, 719,424 shares of Common Stock for a purchase price of $1,999,998.72 ($2.78 per share). First Albany is purchasing such shares of Common Stock directly from the Corporation in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

                  (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

                  Not applicable.


                               Page 7 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   8   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

Item 7.           MATERIAL TO BE FILED AS EXHIBITS:

                  Not applicable.


                               Page 8 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   9   OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     June 26, 2001
                                     -------------------------------------------
                                     Date


                                     /s/ George C. McNamee
                                     -------------------------------------------
                                     Signature


                                     George C. McNamee
                                     Chairman of the Board of Directors and
                                     Co-Chief Executive Officer,
                                     First Albany Companies, Inc.
                                     -------------------------------------------
                                     Name/Title


                               Page 9 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   10  OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     June 26, 2001
                                     -------------------------------------------
                                     Date


                                     /s/ George C. McNamee
                                     -------------------------------------------
                                     Signature


                                     George C. McNamee
                                     Chairman of the Board of Directors and
                                     Co-Chief Executive Officer,
                                     First Albany Corporation
                                     -------------------------------------------
                                     Name/Title


                               Page 10 of 11 pages

                                  SCHEDULE 13D

-------------------------                         ------------------------------
CUSIP NO. 591002100                                 PAGE   11  OF    11   PAGES
                                                          ----      -----
-------------------------                         ------------------------------

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     June 26, 2001
                                     -------------------------------------------
                                     Date


                                     /s/ George C. McNamee
                                     -------------------------------------------
                                     Signature


                                     George C. McNamee
                                     -------------------------------------------
                                     Name/Title

                                     June 26, 2001
                                     -------------------------------------------
                                     Date


                               Page 11 of 11 pages